Exhibit 99.1

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Bright Scholar Education Holdings Limited (the “Company”) will be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on February 10, 2023 at 10:00 a.m., Beijing Time (GMT+8).

Holders of the Company’s ordinary shares as of the close of business on January 17, 2023, Beijing Time (GMT+8) (the “Record Date”) are cordially invited to attend the EGM.

Holders of the Company’s American depository shares (the “ADSs”) may not attend or vote at the EGM. Instead, holders of ADSs as of the Record Date will need to instruct The Bank of New York Mellon, the depositary of the Company’s ADS program, as to how to vote the Company’s Class A ordinary shares represented by the ADSs.

Your vote is very important. Whether or not you plan to participate in the EGM, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the accompanying proxy statement.

ITEMS OF BUSINESS

The EGM will be held for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTION

“RESOLVED THAT, Junli He be removed as a director of the Company, effective the date hereof;

RESOLVED THAT, Peter Andrew Schloss be removed as a director of the Company and as a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the board of directors of the Company, effective the date hereof;

RESOLVED THAT, Ronald J. Packard be removed as a director of the Company and as a member of the audit committee of the board of directors of the Company, effective the date hereof.”

RESULT OF THE EGM

We expect to report the result of the EGM in a Form 6-K filed with the SEC within two business days after the EGM.

PROXY MATERIALS ARE AVAILABLE ON THE INTERNET

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our EGM. The proxy materials are available free of charge on the investor relations section of our website at http://ir.brightscholar.com/.

By Order of the Chairman of the Board of Director, Bright Scholar Education Holdings Limited

By:	/s/ Hongru Zhou
Name:	Hongru Zhou
Title:	Chairman of the Board of Director

January 18, 2023